

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Bill Haskel, Esq.
Chief Legal Officer, General Counsel and Corporate Secretary
Paratek Pharmaceuticals, Inc.
75 Park Plaza
3rd Floor
Boston, MA 02116

>   **Re: Paratek Pharmaceuticals, Inc.**
>   **Schedule 13E-3 filed June 30, 2023**
>   **File No. 005-81821**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **File No. 001-36066**

Dear Bill Haskel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All comments below refer to the preliminary proxy statement.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed June 30, 2023

Background of the Merger, page 23

1.   Refer to the third to last paragraph on page 39. Disclosure indicates that "Moelis updated the Company Board on…its discussions with Party D, including its current progress in diligence and that Moelis had reminded Party D multiple times that it would not likely have as long as its expected timeline to make a binding proposal to the Company." Please disclose the outcome of discussions with Party D.

<u>Considerations of the Company Board and Procedural Safeguards with respect to the
Contemplated Transactions, page 40</u>

2.   Refer to the following disclosure:
   •   "…the Company Board unanimously (i) determined that the Merger Agreement and
       the Contemplated Transactions are fair to, and in the best interests of, the Company
       and the holders of Shares…" (page 40)
   •   "the Parent Entities believe that the Merger is substantively fair to the Company
       stockholders…" (page 60)
   •   "…Dr. Loh believes that the Merger is substantively and procedurally fair to the
       Public Stockholders …" (page 63). We note that "Public Stockholders" is defined to
       mean "Company stockholders that are not Management Stockholders," or those
       certain members of the Company's management team, including Dr. Loh, holding an
       aggregate of 4.73% of the outstanding Company Common Stock that entered into the
       Voting Agreement.

   In each of the above instances, the disclosure does not appear to satisfy the obligations of
   filing persons to provide the disclosure described in Item 1014(a) of Regulation M-A.
    Please refer to Exchange Act Rule 13e-3(d) and (e) and Item 8 of Schedule 13E-3, along
   with the definitions of "affiliate" and "unaffiliated security holder" in Exchange Act Rule
   13e-3(a)(1) and (a)(4), respectively. Please revise accordingly.

3.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
   to each filing person's fairness determination and should be discussed in reasonable detail.
   See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). It
   does not appear that the Board's, Parent Entities' or Dr. Loh's analyses include the factors
   described in clauses (iii), (iv), (v) and (viii) of Instruction 2 to Item 1014 or explain why
   such factors were not deemed material or relevant to each filing person's fairness
   determination. Please revise to include such discussion. In addition, if the procedural
   safeguard in Item 1014(c) was not considered by the filing persons, please explain why
   the Board, Parent Entities and Dr. Loh believe that the Rule 13e-3 transaction is fair in the
   absence of such safeguard. We note that the Parent Entities have expressly adopted the
   Board's discussion of its analysis and resulting conclusions. To the extent that Dr. Loh
   intends to similarly rely on the Board's analysis as opposed to describing his analysis in
   detail, he also must expressly adopt such discussion. Please revise accordingly.

<u>Certain Company Management Forecasts, page 44</u>

4.   Disclosure on page 44 discusses three "key" assumptions underlying the Forecasts. Please
   quantify such assumptions, where practicable, for the various forecast scenarios disclosed
   on pages 45 through 50. Please also quantify any additional assumptions referenced in
   this section. For example, but without limitation, the discussion on page 48 of the
   December 2022 Long-Range Plan indicates that "…at the direction of Company
   management, Moelis calculated, from the December 2022 Long-Range Plan Forecasts and

based on information *and assumptions provided by Company management*, unlevered after-tax free cash flow as set forth below."

Miscellaneous, page 58

5.   Disclosure on page 59 indicates that "[i]n the past two years prior to the date hereof, Moelis has acted as financial advisor to Novo Nordisk A/S in connection with its acquisition of Forma Therapeutics Holdings, which was completed in October 2022, and for which Moelis received a customary fee. Novo Holdings holds a material interest in Novo Nordisk A/S." Please quantify this fee. Refer to Item 1015(b)(4) of Regulation M-A.

Certain Effects of the Merger, page 65

6.   Please provide the disclosure described in Instruction 3 to Item 1013(d) of Regulation M-A.

Debt Financing, page 80

7.   Please provide all of the information described in Item 1007(d) of Regulation M-A, e.g. the stated and effective interest rates and the additional information described in Item 1007(d)(2).

Contingent Value Rights Agreement, page 84

8.   Please provide a more detailed discussion of the material terms of the CVRs and the CVR Agreement. For example, but without limitation, please provide greater detail regarding the "permitted deductions, payment under the Company's contract with ASPR BARDA, certain government payments and certain royalty revenue" so that shareholders can more fully ascertain the likelihood of payment under the CVR Agreement and assess potential risks to achieving net sales exceeding $320 million on or prior to December 31, 2026. Include a discussion regarding the Parent's ability pursuant to section 2.1 of the CVR Agreement to demand that the Rights Agent include as CVR Holders certain record holders of convertible notes who have elected to convert such notes into Merger Consideration. Explain the impact such action may have, if any, on the likelihood existing CVR Holders will receive the cash payment. In addition, with a view towards disclosure, please also discuss the material risks and uncertainties concerning the events that must occur for payments to be issued under the terms of the CVRs, the contractual rights, if any, that the CVR Holders may have against Parent and/or the Rights Agent pursuant to the CVR Agreement and any limitations on the enforcement of such rights.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Tara Fisher